                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549



                             SCHEDULE 13G


               Under the Securities Exchange Act of 1934


                       SURBURBAN LODGES OF AMERICA, INC.
- ---------------------------------------------------------------------
                           (Name of Issuer)


                COMMON STOCK $0.01 PAR VALUE PER SHARE
- ---------------------------------------------------------------------
                    (Title of Class of Securities)


                               864444104
                          -------------------
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement
 x .  (A fee is not required only if the filing person: (1) has a
- ---
previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 864444104
- --------------------

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David E. Krischer
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)
     (b)  x

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     2,825,203

6.   SHARED VOTING POWER

     NONE

7.   SOLE DISPOSITIVE POWER

     2,825,203

8.   SHARED DISPOSITIVE POWER

     NONE

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,825,203

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     33.05%

12.  TYPE OF REPORTING PERSON*

     Individual

___________________________

*SEE INSTRUCTION BEFORE FILLING OUT!

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                             SCHEDULE 13-G
        Information Statement Pursuant to Rules 13d-1 and 13d-2


ITEM 1.

     (a) The name of the issuer is Suburban Lodges of America, Inc. (the "Company").

     (b) The Company's principal executive offices are located at 120 Interstate North Parkway East, Suite 120,
          Atlanta, Georgia 30339.

ITEM 2.

     (a)  This Schedule 13G is filed on behalf of David E.
          Krischer (the "Reporting Person").

     (b) The Reporting Person's principal business address is 120 Interstate North Parkway East, Suite 120,
          Atlanta, Georgia 30339.

     (c) The Reporting Person is a citizen of the United States of America.

     (d) The class of securities being reported on hereunder is the Common Stock, par value $0.01 per share, of the Company (the "Common Stock").

     (e)  The CUSIP number of the Common Stock is 864444104.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE
          13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON
          FILING IS A:

          Not Applicable.

ITEM 4.   OWNERSHIP

          The Reporting Person beneficially owns 2,825,203 shares which represents 33.05% of the Company's Common
          Stock and of which:

     (a) 2,825,203 shares are subject to the Reporting Person's sole power to vote;

     (b) No shares are subject to the Reporting Person's shared power to vote;

     (c) 2,825,203 shares are subject to the Reporting Person's sole dispositive power; and

     (d) No shares are subject to the Reporting Person's shared dispositive power.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

<PAGE 4>

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.

          Not Applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
          THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

          Not Applicable.
                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     May 29, 1996
                                     --------------------------
                                     Date


                                     /s/ David E. Krischer
                                     David E. Krischer